UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): June 30, 2005

THERMO ELECTRON CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-8002	04-2209186
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

81 Wyman Street, P.O. Box 9046	02454-9046
Waltham, Massachusetts	(Zip Code)
(Address of Principal Executive Offices	

(781) 622-1000
Registrant's telephone number, including area code

N/A
(Former Name or Former Address, if Changed Since Last
Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

114570-2

Item 1.01. Entry into a Material Definitive Agreement.

On June 30, 2005, Thermo Electron Corporation (the "Company") entered into a credit agreement relating to a five-year senior unsecured European revolving credit facility (the "Credit Agreement") in principal amount of 175 million Euros, among the Company, as Guarantor; Thermo Luxembourg Holding S.a.r.l., a private limited liability company incorporated under the laws of the Grand Duchy of Luxembourg ("Thermo Luxembourg") and an indirect wholly-owned subsidiary of the Company, as a Borrower; Thermo Finance Company B.V., a Netherlands company ("Thermo Finance B.V.") and an indirect wholly-owned subsidiary of the Company, as a Borrower; the several banks and other financial institutions or entities from time-to-time parties thereto (initially consisting of ABN AMRO Bank, N.V., Barclays Bank PLC, Bank of Tokyo-Mitsubishi Trust Company, JPMorgan Chase Bank, N.A., Banca Intesa SpA, Bank Austria Creditanstalt AG, BNP Paribas, and Key Bank N.A.), as lenders; ABN AMRO Bank, N.V., as Administrative Agent, the Sole Bookrunner, and a Lead Arranger; Barclays Bank PLC, as co-Documentation Agent; JPMorgan Chase Bank, N.A., as co-Documentation Agent; and Bank of Tokyo-Mitsubishi Trust Company, as Syndication Agent.

Under the Credit Agreement, the Company has unconditionally and irrevocably guaranteed the obligations under the Credit Agreement of Thermo Luxembourg, Thermo Finance B.V., and any European subsidiary of the Company that becomes a borrower under the Credit Agreement (each, an "additional Borrower").

The obligations of Thermo Luxembourg, Thermo Finance B.V., and any additional Borrower under the Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement, which includes customary events of default including, without limitation, payment defaults, defaults in the performance of affirmative and negative covenants, the inaccuracy of representations or warranties, bankruptcy and insolvency related defaults, defaults relating to such matters as ERISA, uninsured judgments and the failure to pay certain indebtedness, and a change of control default.

In addition, the Credit Agreement contains affirmative, negative and financial covenants customary for financings of this type. The negative covenants include restrictions on standby and performance letters of credit, indebtedness of subsidiaries of the Company, liens, fundamental changes, dispositions of property and investments. The financial covenants include interest coverage and debt-to-capital ratios of the Company.

The forgoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed with this report as <u>Exhibit 99.1</u> and is incorporated herein by reference.

In the ordinary course of business, certain of the lenders under the Credit Agreement and their affiliates have provided, and may in the future provide, investment banking, commercial banking, cash management, foreign exchange or other financial services to the Company for which they have received compensation and may receive compensation in the future. Barclays Bank PLC, JPMorgan Chase Bank, N.A., ABN AMRO Bank, N.V., Key Bank, N.A., Banca Intesa SpA and Bank of Tokyo-Mitsubishi Trust Company are lenders under the Company's five-year $250 million revolving credit facility expiring in December 2009. Barclays Bank PLC is the lender to the Company under a $150 million short-term uncommitted credit facility. JPMorgan Chase Bank, N.A. also provides the Company with an uncommitted line of credit of up to $250 million in aggregate principal amount through a series of short-term money market loans funded on an ongoing basis in the secondary market (the "Money Market Loan Program"), and serves as trustee under the Indenture for the Company's 5% Senior Notes due 2015.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above with respect to the Credit Agreement is incorporated herein in its entirety.

On July 6, 2005, Thermo Luxembourg borrowed 150 million Euros under the Credit Agreement at an initial interest rate of 2.454%, a portion of which was used to repay $135 million of the aggregate amount outstanding under the Money Market Loan Program.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

No.	Description
99.1	Credit Agreement among the Company, Thermo Luxembourg Holding S.a.r.l., Thermo Finance Company B.V., the several banks and other financial institutions or entities from time to time parties thereto, ABN AMRO Bank, N.V., as Administrative Agent, Sole Bookrunner and a Lead Arranger, Barclays Bank PLC, as co-Documentation Agent, JP Morgan Chase Bank, N.A., as co-Documentation Agent, and Bank of Tokyo-Mitsubishi Trust Company, as Syndication Agent, dated June 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THERMO ELECTRON CORPORATION

Date: July 7, 2005

By: _____

Peter E. Hornstra
Chief Accounting Officer